EXHIBIT 15










                       Consolidated Financial Statements

                             POLYAIR INTER PACK INC.

                   Years ended October 31, 2005, 2004 and 2003

               MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING



The accompanying consolidated financial statements of Polyair Inter Pack Inc. ("Polyair") and all the information in the Management Discussion and Analysis are the responsibility of management and have been approved by the Board of Directors.

The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The financial statements include certain amounts that are based on the best estimates and judgements of management, and in their opinion present fairly, in all material respects, Polyair's financial position, results of operations and cash flows. Management has prepared the financial information presented elsewhere in the Management Discussion and Analysis and has ensured that it is consistent with the financial statements.

Management  of  Polyair,  in  furtherance  of the  integrity  of  the  financial statements, has developed and maintains a system of internal controls. Management believes the internal controls provide reasonable assurance that transactions are properly authorized and recorded, financial records are reliable and form a proper basis for the preparation of financial statements and that Polyair's assets are properly accounted for and safeguarded.

The Board of Directors is responsible for overseeing Management's responsibility for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board of Directors is assisted in meeting this responsibility through the Audit Committee.

The Audit Committee is appointed by the Board of Directors and its members are outside, unrelated directors. The Audit Committee meets periodically with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues to satisfy itself that each party is properly discharging its responsibilities, and to review the Management Discussion and Analysis, the financial statements and the external auditor's report. The Audit Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Audit Committee also considers, for review by the Board of Directors and approval by the shareholders, the engagement or re-appointment of the external auditors.

The financial statements have been audited by KPMG LLP, the external auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. KPMG LLP has full and free access to the Audit Committee.









Henry Schnurbach                                         Victor D'Souza

President and Chief Executive Officer                    Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Board of Directors of Polyair Inter Pack Inc.

We have audited the accompanying consolidated balance sheets of Polyair Inter Pack Inc. as of October 31, 2005 and 2004 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended October 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Polyair Inter Pack Inc. as of October 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2005 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 25 to the consolidated financial statements.

DRAFT

Chartered Accountants
Toronto, Canada
January 23, 2006, except
as to notes 24(b) and 25 which are as
of March 8, 2006

COMMENTS BY AUDITORS ON CANADA-U.S. REPORT
OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING
FIRM REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in note 2 to the consolidated financial statements. Our report to the shareholders dated January 23, 2006 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the consolidated financial statements.

DRAFT

Chartered Accountants
Toronto, Canada
January 23, 2006, except
as to notes 24(b) and 25 which are as
of March 8, 2006

POLYAIR INTER PACK INC.
Consolidated Balance Sheets
(In thousands of U.S. dollars)
October 31

----------------------------------------------------------------------------------------------------------------------
                                                                                       2005                      2004
----------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
       Cash                                                                        $  $ 183                  $  2,286
       Accounts receivable, net                                                      23,264                    25,063
       Due from joint venture (note 19)                                                  38                        39
       Inventory (note 6)                                                            28,421                    42,177
       Prepaid expenses and other                                                     2,565                     2,496
       Income taxes receivable                                                        1,953                     1,518
       Future income tax (note 13)                                                    1,422                     1,576
       ---------------------------------------------------------------------------------------------------------------
                                                                                     57,846                    75,155
Property, plant and equipment, net (note 7)                                          38,749                    42,696
Future income tax (note 13)                                                           1,969                     1,280
Intangible and other assets, net (note 8)                                             2,800                     2,354

----------------------------------------------------------------------------------------------------------------------
                                                                                   $101,364                  $121,485
======================================================================================================================

Liabilities and Shareholders' Equity

Current liabilities:
       Bank indebtedness (note 9)                                                  $ 21,096                  $ 18,673
       Accounts payable and accrued liabilities                                      31,685                    35,044
       Income taxes payable                                                             113                       250
       Current portion of long-term debt (note 10)                                   20,161                     5,893
       ---------------------------------------------------------------------------------------------------------------
                                                                                     73,055                    59,860
Long-term debt (note 10)                                                                  -                    18,232
Convertible note (note 5)                                                               876                     1,082
Future income tax (note 13)                                                           3,720                     4,854

Shareholders' equity:
       Convertible note (note 5)                                                      4,343                     4,081
       Capital stock (note 11)                                                       13,183                    11,513
       Contributed surplus                                                              212                        83
       Retained earnings                                                              2,821                    18,648
       Cumulative translation account                                                 3,154                     3,132
       ---------------------------------------------------------------------------------------------------------------
                                                                                     23,713                    37,457
Basis of presentation (note 2)
Commitments and contingencies (notes 14 and 15)

----------------------------------------------------------------------------------------------------------------------
                                                                                   $101,364                  $121,485
======================================================================================================================


The accompanying notes are an integral part of these consolidated financial statements.


On behalf of the Board:

Fred A. Litwin                                                 Henry Schnurbach
Chairman of the Board                                          President & CEO

POLYAIR INTER PACK INC.
Consolidated Statements of Income and Retained Earnings
(In thousands of U.S. dollars, except per share amounts)

Years ended October 31
------------------------------------------------------------------------------------------------------------------------------
                                                                                    2005               2004              2003
------------------------------------------------------------------------------------------------------------------------------
Sales                                                                          $ 196,174           $191,656          $142,776
Cost of sales                                                                    175,186            159,767           110,032
------------------------------------------------------------------------------------------------------------------------------

Gross profit                                                                      20,988             31,889            32,744
Selling, general and administrative expenses                                      34,404             30,832            23,434
Net interest expense and other (notes 7 and 21)                                    6,508              2,101             1,595
------------------------------------------------------------------------------------------------------------------------------
(Loss) / income before income taxes                                              (19,924)            (1,044)            7,715

Income taxes (recovery) (note 13):
      Current                                                                     (1,744)            (1,435)            2,356
      Future                                                                      (2,511)             1,396               629
------------------------------------------------------------------------------------------------------------------------------
                                                                                  (4,255)               (39)            2,985
------------------------------------------------------------------------------------------------------------------------------
Net (loss) / income before extraordinary gain                                    (15,669)            (1,005)            4,730
Extraordinary gain, net of taxes (note 20)                                             -                948                 -
------------------------------------------------------------------------------------------------------------------------------
Net (loss) / income                                                            $ (15,669)             $ (57)         $  4,730

Retained earnings, beginning of year                                           $  18,648           $ 18,869          $ 14,614
Premium on common shares purchased for
cancellation (note 11)                                                                 -                  -              (372)

Convertible note charge (note 5)                                                    (158)              (164)             (103)

------------------------------------------------------------------------------------------------------------------------------
Retained earnings, end of year                                                 $   2,821           $ 18,648          $ 18,869
==============================================================================================================================

Net (loss) / income before extraordinary gain per share (note 12)
            Basic                                                                $ (2.37)           $ (0.19)           $ 0.76
            Diluted                                                              $ (2.37)           $ (0.19)           $ 0.66

==============================================================================================================================
Net (loss) / income per share (note 12)
            Basic                                                                $ (2.37)           $ (0.04)           $ 0.76
            Diluted                                                              $ (2.37)           $ (0.04)           $ 0.66

==============================================================================================================================
Weighted average number of shares outstanding (note 12)
            Basic                                                              6,673,370          6,130,264         6,113,022
            Diluted                                                            6,673,370          6,130,264         7,052,477
==============================================================================================================================

The accompanying notes are an intergral part of these consolidated financial statements.

POLYAIR INTER PACK INC.
Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)


Years ended October 31
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                        2005               2004               2003
-----------------------------------------------------------------------------------------------------------------------------------
Operating activities:
         Net (loss) / income                                                       $ (15,669)          $    (57)           $ 4,730
         Items which do not involve cash:
                 Depreciation and amortization                                         8,625              7,231              5,925
                 Loss (gain) on sale of assets                                           210               (616)                 -
                 Extraordinary items                                                       -               (948)                 -
                 Impairment of Property, plant and equipment                           2,866                  -                  -
                 Stock based compensation                                                129                 83                  -
                 Future income taxes and other                                        (2,512)             1,361                623

         Change in non-cash operating working capital:
                 Accounts receivable                                                   2,092               (256)            25,647
                 Inventory                                                            14,052             (9,504)            (2,857)
                 Prepaid expenses and other                                              (94)              (190)            (1,086)
                 Accounts payable and accrued liabilities                             (4,144)             8,523               (708)
                 Income taxes payable/receivable                                        (537)            (3,023)            (1,154)
          Interest on convertible debenture                                        $    (184)          $   (194)           $   (85)
         --------------------------------------------------------------------------------------------------------------------------
                                                                                       4,834              2,410             31,035

Investing activities
         Purchase and deposits on building and equipment                              (5,734)           (10,064)            (8,946)
         Proceeds from sale of equipment                                                  51                616                  -
         Acquisition (note 4)                                                              -                  -            (32,122)
         Due to (from) joint venture                                                     (31)               168               (411)
         Other                                                                          (481)              (394)              (272)
         --------------------------------------------------------------------------------------------------------------------------
                                                                                      (6,195)            (9,674)           (41,751)
Financing activities:
         Increase in long-term debt                                                    1,717              8,620                585
         Repayment of long-term debt                                                  (6,100)            (4,521)            (3,285)
         Net increase in bank indebtedness                                             2,084              4,269             12,550
         Common shares repurchased                                                         -                  -               (559)
         Stock options exercised                                                       1,670              1,585                104
         --------------------------------------------------------------------------------------------------------------------------
                                                                                        (629)             9,953              9,395

Effect of currency translation on cash balances                                         (113)            (1,291)              (789)
         --------------------------------------------------------------------------------------------------------------------------

(Decrease) / Increase in cash                                                         (2,103)             1,398             (2,110)
Cash, beginning of year                                                                2,286                888              2,998
-----------------------------------------------------------------------------------------------------------------------------------
Cash, end of year                                                                  $     183           $  2,286            $   888
===================================================================================================================================

Supplemental cash flow information:
         Interest paid                                                             $   3,306           $  2,581            $ 1,428
         Net income taxes (recovered) / paid                                       $  (1,119)          $  1,334            $ 4,275

Non-cash transactions:
         Non-cash consideration paid on acquisition (note 4)                       $       -           $      -            $ 6,814


The accompanying notes are an integral part of these consolidated financial statements.

POLYAIR INTER PACK INC.
Notes to Consolidated Financial Statements
(In thousands of U.S. dollars, except per share amounts and except where noted)

October 31, 2005, 2004 and 2003


1.   Nature of the business:

     Polyair Inter Pack Inc. (the "Company" or "Polyair") is a public company whose shares trade on the Toronto and American Stock Exchanges. The Company manufactures and distributes packaging and pool products.


2.   Basis of presentation:

     Effective October 31, 2005 the Company renewed its banking agreements with its existing lenders for an additional 3 year period and negotiated the temporary suspension of its interest and debt service covenants, and their replacement by a covenant that requires the Company to meet a certain maximum level of pre-tax losses, tested on a quarterly basis. This covenant suspension and replacement took effect on October 31, 2005. Subsequent to renewal of the bank facility the Company finalized an impairment test on the long-lived assets of the pool products segment and recorded provisions against these assets. The covenants established in the renewal of the bank facility had not contemplated these provisions and the Company's lenders agreed to a further amendment to accommodate these and other provisions. After giving effect to these changes, the Company was in compliance with all of its bank debt covenants as at October 31, 2005.

     The Company's ability to meet its amended covenants is dependent on an improvement in its profitability. At October 31, 2005, this improvement was not clearly established and it is therefore likely that in future periods the Company may not be in full compliance of its revised covenants and accordingly, the Company has continued to classify the term loans provided by these and other lenders as current. Under the terms of the Company's lending agreements, violation of these financial covenants constitutes an event of default, which enables the lenders to demand repayment on the bank indebtedness, trigger cross defaults on the term loans thereby allowing the lenders to demand repayment of these loans, as well as take possession of the collateral security, as described in notes 9 and 10.

     These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to meet its financial covenant tests and generate positive cash flows from operations. In order for this to be realized the Company is dependent upon the continued support of the Company's lenders, positive cash flows from alternative financing options including the sale of its non-packaging business and real estate, and increased profitability of the Company's packaging segment, which is sensitive to the volume and price of packaging products sold, freight costs, and the cost of resin (a significant component in the packaging business). If these assumptions are not met, the Company may not be able to realize its assets and discharge its liabilities in the normal course of operations. If the going concern assumption is not appropriate for these consolidated financial statements, adjustments would be necessary in the carrying value of assets and liabilities and the reported revenues and expenses.


3.   Significant accounting policies:

     The consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada.

     (a)  Basis of consolidation:

          The consolidated financial statements include the accounts of the Company and those of its subsidiaries. Intercompany transactions and balances are eliminated on consolidation. The results of operations of subsidiaries acquired during the year are included from the respective date of acquisition. The accounts also include the Company's proportionate share of assets and liabilities of PXL Cross Linked Foam Corporation (50.1% owned) (note 19).

     (b)  Reporting currency and foreign currency translation:

          The Company's reporting currency is the U.S. dollar. The U.S. dollar is the functional currency of the Company's United States operations. The Canadian dollar is the functional currency of the Company's Canadian operations.

          Monetary items denominated in currencies other than the operation's functional currency, such as cash and accounts receivable, are translated into the functional currency of the respective operations at exchange rates in effect at the balance sheet dates. Non-monetary items denominated in foreign currencies, such as property, plant and equipment and long-term debt, are translated at rates of exchange in effect when the assets are acquired or obligations incurred. Revenue and expenses in currencies other than the operation's functional currency are translated at rates in effect at the time of the transaction. Foreign exchange gains and losses arising from such translations are included in income.

          The Company's Canadian operations are translated into U.S. dollars using the current rate method. Under this method, all assets and liabilities are translated at the year-end rate of exchange and all revenues and expense items are translated at the average rate of exchange for the year. Exchange rate differences arising on this translation are deferred into the Cumulative Translation Account reported as a component of shareholders' equity.

     (c) Revenue recognition: Revenue from product sales is recognized when product is shipped to the customer, the customer takes ownership and assumes risk of loss, and collection of the relevant receivable is reasonably assured. Customer returns are recorded as an adjustment to sales. The Company estimates and accrues its customer returns based on historical trends and known return goods authorizations.

     (d)  Inventory:

          Raw materials are stated at the lower of cost and replacement cost. Finished goods are stated at the lower of cost, determined by the first-in, first-out method, and net realizable value.

     (e)  Property, plant and equipment:

          Property, plant and equipment are recorded at cost. Depreciation is recorded once assets are in use and is calculated using the straight-line method at annual rates designed to amortize the cost over their estimated useful lives as follows:


      --------------------------------------------------------------------------

      Building                                                            2-1/2%
      Machinery, equipment, furniture and fixtures                     10% - 50%
      Computer equipment                                                     33%
      Leasehold improvements                             Over term of lease plus
                                                              first renewal term

      --------------------------------------------------------------------------


          Property, plant and equipment, and other long-lived assets, are tested for impairment whenever events or changes in circumstances indicate that the carrying values of such assets exceed the projected future undiscounted cash flows. The Company is required to reduce the carrying value of the assets to their fair value and recognize an impairment charge.

     (f)  Intangible and other assets:

          Patent, trademarks and license agreements are stated at cost, net of accumulated amortization. Amortization is provided over the useful lives of the intangible assets (5 to 11 years) using the straight-line method.

          Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated, as of the date of the business combination, to the Company's reporting units that are expected to benefit from the synergies of the business combination.

          Goodwill is not amortized and is tested for impairment annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary.

          The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case, the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination described in the preceding paragraph, using the fair value of the reporting unit as if it was the purchase price. When the carrying amount of reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the statement of earnings before extraordinary items and discontinued operations.


          Deferred financing costs are amortized over the term of the related financing. The amortization of deferred financing costs is included in Net interest expense and other.


     (g)  Financial instruments:

          The Company, in the normal course of business, periodically enters into future foreign currency exchange contracts to manage foreign currency exposures. These contracts are not designated and documented as hedging relationships in accordance with Accounting Guideline 13, Hedging Relationships, and, accordingly, are measured at fair value with changes in fair value recorded in the statements of income and retained earnings.

     (h)  Income taxes:

          The Company follows the assets and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts employed for income tax purposes and the benefit of losses to be carried forward to future years for income tax purposes.

          Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that the rate changes.

     (i)  Stock-based compensation plan:

          The Company has a stock-based compensation plan, which is described in note 11.

          The Company adopted recommendations of The Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments, using the fair value-based method. Under the fair value method, compensation costs attributable to awards to Company employees are measured at fair value at the date of the grant, amortized over the vesting period on a straight-line basis, and charged to earnings with a related credit to Contributed Surplus. Consideration paid by employees on exercise of stock options is recorded as share capital. These recommendations were applied to all stock-based payments granted on or after November 1, 2002.

     (j)  (Loss) income per share:

          Basic (loss) income per share is computed using the weighted average number of common shares outstanding during the year. Diluted income per share is computed using the weighted average number of common and potential common shares outstanding during the year. Potential common shares consist of the incremental number of common shares issuable upon the exercise of stock options and the conversion of the convertible note.

     (k)  Use of estimates:

          The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year.

          The Company maintains a provision for obsolete inventory. In evaluating the adequacy of the Company's provision for inventory obsolescence a number of factors are considered including level of inventory in relationship to historical and forecasted sales, changes in demand for products, planned obsolescence and product replacement. The Company's provision for inventory obsolescence may require adjustment as these factors change.

          The Company establishes a warranty provision based on claims it has had on a historical basis. In the Pool Division, the Company does not have a long experience with warranty claims for the Atlantic/Jacuzzi products as they were acquired in 2003. The warranty provision related to these products was therefore established based on 2004 and 2005 experience and an analysis of individual product warranties. As a result, actual warranty claims may differ from the estimated provision.

          The Company maintains accounts receivable allowances for estimated losses resulting from the inability of its customers to make payments. It performs periodic credit evaluations of its customers and with the exception of the pool division's export sales, it typically does not carry collateral or credit insurance. The Company's estimate of the allowance for doubtful accounts may prove insufficient if a greater than expected number of customers are delinquent in their payments.

     (l)  Environmental obligations:

          The Company's operations are subject to numerous environmental laws, regulations and guidelines adopted by various governmental authorities in the jurisdictions in which the Company operates. Liabilities are recorded when known or considered probable and can be reasonably estimated. The Company provides for environmental liabilities using best estimates. Actual environmental liabilities could differ significantly from these estimates.

     (m)  Asset retirement obligations

          The Company recognizes the fair value of a future asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development, and/or normal use of the assets. The Company concurrently recognizes a corresponding increase in the carrying amount of the related long-lived asset that is depreciated over the life of the asset. The fair value of the asset retirement obligation is estimated using the expected cash flow approach that reflects a range of possible outcomes discounted at a credit-adjusted risk-free interest rate. Subsequent to the initial measurement, the asset retirement obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. Changes in the obligation due to the passage of time are recognized in income as an operating expense using the interest method. Changes in the obligation due to changes in estimated cash flows are recognized as an adjustment of the carrying amount of the related long-lived asset that is depreciated over the remaining life of the asset.

4.   Acquisition:

     In May 2003, the Company acquired certain swimming pool and pool equipment assets from Jacuzzi Inc. and Jacuzzi Leisure Products Inc. (Atlantic/Jacuzzi acquisition) at a purchase cost of $40.2 million. The results of operations have been consolidated from the date of acquisition. The acquisition is accounted for by the purchase method.

     The purchase cost was allocated to the fair value of the net assets acquired as follows:

     ---------------------------------------------------------------------------
     Accounts receivable                                               $ 33,043
     Inventory                                                           14,680
     Accounts payable and accrued liabilities                            (6,217)
     Other long-term liabilities                                         (1,324)

     ---------------------------------------------------------------------------
                                                                       $ 40,182
     ===========================================================================

     Consideration:
      Cash                                                             $ 32,122
      Convertible note (note 5)                                           5,000
      Acquisition accruals                                                3,246
      Due from vendor                                                      (186)

     ---------------------------------------------------------------------------
                                                                        $ 40,182
     ===========================================================================



5.   Convertible note:

     As part of the Atlantic/Jacuzzi acquisition noted above (note 4), the Company issued a $5 million unsecured convertible note, bearing interest of 6% per annum, maturing March 31, 2009. This note is convertible at the option of the holder, at any time after March 31, 2004 (or upon commencement of a take over bid) into 598,802 common shares at a price of $8.35 per share. The Company may prepay the note, at any time after March 31, 2006 in cash or by issuance of 598,802 Series A preference shares, which carry similar conversion features.

     As the Company is required to make interest payments in cash while the note is outstanding, the discounted present value of future interest payments to maturity is classified as a liability on the balance sheet. As the Company has the unrestricted ability to satisfy payment of the principal amount of the note with equity, the discounted present value of the note at maturity has been classified as equity, including $462 of the proceeds allocated to the value of the note holders' conversion option. An amount representing accretion of the equity carrying value to the face amount of the note over its term to maturity, on an after tax basis, is classified as a reduction of equity and as a prior deduction in calculating earnings per common share.


6.   Inventory:

                                                2005                 2004
     -----------------------------------------------------------------------

     Raw materials                            $ 17,220             $ 29,839
     Finished goods                             11,201               12,338
     -----------------------------------------------------------------------
                                              $ 28,421             $ 42,177
     =======================================================================

7.   Property, plant and equipment:

     ---------------------------------------------------------------------------------------------------------------------
     2005                                                               Cost                Accumulated         Net book
                                                                                            depreciation          value
     ---------------------------------------------------------------------------------------------------------------------
     Land                                                           $    132                $      -            $    132
     Building                                                          8,226                   1,619               6,607
     Machinery, equipment, furniture & fixtures                       64,996                  37,464              27,532
     Computer equipment                                                3,619                   3,060                 559
     Leasehold improvements                                            6,281                   4,453               1,828
     Construction in progress                                          1,920                       -               1,920
     Computer equipment under capital lease                              206                      35                 171
                                                                    -----------------------------------------------------
                                                                    $ 85,380                $ 46,631            $ 38,749
                                                                    =====================================================


     As a result of substantial losses incurred in the Pool products segment, the Company evaluated this segment's Property, plant and equipment to determine if their carrying value exceeded their projected undiscounted future cash flows. The Company determined that it was appropriate to reduce the carrying value of these assets and recognized an impairment charge of $2,866, which has been included in Net interest expense and other in the consolidated income statement.

       -------------------------------------------------------------------------------------------
     2004                                               Cost            Accumulated       Net book
                                                                       depreciation         value
     ---------------------------------------------------------------------------------------------
     Land                                              $ 132           $      -           $    132
     Building                                          8,226              1,407              6,819
     Machinery, equipment, furniture and fixtures     56,860             28,836             28,024
     Computer equipment                                3,033              2,403                630
     Leasehold improvements                            5,839              2,621              3,218
     Construction in progress                          3,873                  -              3,873
                                                    ----------------------------------------------
                                                    $ 77,963           $ 35,267           $ 42,696
                                                    ==============================================


     Construction in progress represents primarily costs paid to vendors for Machinery and equipment constructed or developed over time. No depreciation expense is taken on these assets as depreciation commences when they become available for commercial use.

     In 2004, the Company sold the injection moulding equipment of it's Pool division and recorded a gain of $616 (after tax gain of $370). The gain is included in Net interest expense and other (note 21).



8.   Intangible and other assets:

     2005                                                Cost             Accumulated        Net book
                                                                         amortization          value
     -------------------------------------------------------------------------------------------------
     Patent, trademarks and license agreements       $    816           $     432             $   384
     Deferred financing costs                             652                 278                 374
     Goodwill                                           1,226                 302                 924
     Other assets                                       1,118                   -               1,118
                                                     -------------------------------------------------
                                                     $  3,812           $   1,012             $ 2,800
                                                     =================================================



     Other assets include $727 ($672 - 2004) representing the Company's proportionate share of the amount it advanced to its joint venture PXL, as well as an advance of $391 ($153 - 2004) to another business partner for the purpose of funding the development of a new product line and for the construction of machinery and equipment.


     2004                                                  Cost            Accumulated        Net book
                                                                          amortization          value
     --------------------------------------------------------------------------------------------------
     Patent, trademarks and license agreements         $    498          $     371            $    127
     Deferred financing costs                             1,696              1,200                 496
     Goodwill                                             1,199                293                 906
     Other assets                                           825                  -                 825
                                                       ------------------------------------------------
                                                       $  4,218          $   1,864            $  2,354
                                                       ================================================


     Deferred financing costs and the related accumulated amortization were reduced by $1,153 in 2005 to reflect the maturity of the banking agreement.


9.   Bank indebtedness:

     Bank indebtedness consists of a revolving, working capital credit facility that provides the Company with a maximum of $60 million for working capital with availability determined periodically based on eligible accounts receivable and inventory. Based on October 31, 2005 collateral balances, the available credit facility is $27.2 million of which the Company has used $4.0 million for the issuance of letters of credit and has drawn $21.1 million for operating cash.

     The Company renewed its banking agreement on October 31, 2005 for a three-year term. The lenders also agreed to provide an additional $5 million temporary working capital line until February 28, 2006. As part of the renewal, the Company's lenders required the Company, in the event that it did not conclude a sale of its non-packaging assets, to raise $10 million of new funding, by March 31, 2006. In addition, the lenders temporarily suspended two debt service covenants and replaced them with a covenant that limits the Company's pre-tax losses, tested on a quarterly basis. This covenant suspension and replacement took effect on October 31, 2005. These covenants have been suspended until October 31, 2006 after which these covenants will be reinstated. The Company is also required to maintain a certain level of tangible net worth during these periods and the lenders have placed limitations on the Company's capital expenditures. In addition, as part of the renewal, the Company's lenders increased the interest rates on the working capital facility and term loans by 0.75%. These rates are based on the Company's current level of debt service coverage, and may decrease after April 2006 in the event that the Company improves its profitability. The un-drawn portion of the credit facility is subject to a fee of 0.5% per annum.

     The working capital credit facility is secured by substantially all the assets of the Company.

     --------------------------------------------------------------------------------------------------------------
                                                                                      2005                    2004
     --------------------------------------------------------------------------------------------------------------
     US dollar working capital credit facility, interest
     payable at U.S. prime plus 0.75% or LIBOR plus
     3.5% at the option of the company.                                          $   9,402               $   2,591

     Canadian dollar (Cdn $13,813) working capital credit facility,
     interest payable at Canadian prime plus 1.25%.                                 11,694                  16,082
                                                                               ------------------------------------
                                                                                 $  21,096               $  18,673
                                                                               ====================================

10.  Long-term debt:

-----------------------------------------------------------------------------------------------------
                                                                                      2005     2004
-----------------------------------------------------------------------------------------------------
Canadian dollar equipment loans repayable by monthly blended principal and interest payments, bearing interest at rates ranging from 6.95% to 7.65%, maturing at various dates ranging from
August 2007 to February 2010                                                       $ 4,887   $ 4,031

Canadian dollar bank loan repayable by monthly principal payments, bearing interest at Canadian bank prime plus 1.75%, maturing on October 2011
                                                                                     1,872     2,122

U.S. dollar equipment loans repayable by monthly blended principal payments, bearing interest at LIBOR plus 3.15%. Maturing at various dates ranging from
February 2009 to July 2009
                                                                                     1,675     2,558

U.S. dollar bank loans repayble by monthly principal payments, bearing interest at U.S. prime plus 1.25%, or LIBOR plus 3.75% at the option of the Company, maturing at various dates ranging from October 2011 to May 2014
                                                                                     8,606     9,801

U.S. dollar municipal equipment loans repayable by monthly blended principal and interest payments, bearing interest at fixed rate 3%, maturing at various dates ranging from November 2005 to May 2007
                                                                                       506     1,055

U.S. dollar Industrial Revenue Bonds repayable in fixed annual payments, bearing interest at 6.5% per annum, maturing April 1, 2005
                                                                                         -     2,000

U.S. dollar Industrial Revenue Bonds, repayable by quarterly sinking fund installments, bearing interest at a floating rate, based on the rates prevalent for the highest rated short-term, U.S. federal tax-exempt obligations, maturing
June 1, 2016
                                                                                     2,425     2,558

Canadian dollar Capital lease obligation, repayable by monthy principal and interest payments, bearing interest at 8.34% per annum, maturing August 2009
                                                                                       190         -

                                                                                    ------    ------

                                                                                    20,161    24,125

Less: current portion
                                                                                    20,161     5,893

-----------------------------------------------------------------------------------------------------
                                                                                   $     -   $18,232
=====================================================================================================




The bank loans are secured by a first charge on substantially all the assets of the Company and are governed by the same lending agreement as the working capital credit facility. The Industrial Revenue Bonds are secured by a first charge on specific land and buildings and supported by a letter of credit. Equipment loans are secured by a first charge on specific equipment.

--------------------------------------------------------------------------------

Under the terms of the debt agreements, the following are the original repayment terms:

2006                                                                  $ 4,193
2007                                                                    3,954
2008                                                                    3,112
2009                                                                    2,537
2010                                                                    1,852
Thereafter                                                              4,513
------------------------------------------------------------------------------
                                                                     $ 20,161
===============================================================================


11.  Capital stock:

     Authorized:

           598,802 Series A preference shares,
              non-voting, cumulative, bearing dividend at an annual rate of $0.501 per share, redeemable and convertible, at the option of the holder, into an equivalent number of common shares

           Unlimited common shares

     Issued common shares:

-------------------------------------------------------------------------------------------------------------------
                                                        2005                                    2004
-------------------------------------------------------------------------------------------------------------------
                                            Shares               Amount           Shares                 Amount
-------------------------------------------------------------------------------------------------------------------
Outstanding, beginning of year             6,448,350            $ 11,513         6,126,500              $  9,928
Options exercised during year                348,900               1,670           321,850                 1,585

-------------------------------------------------------------------------------------------------------------------
Outstanding, end of year                   6,797,250            $ 13,183         6,448,350              $ 11,513
-------------------------------------------------------------------------------------------------------------------


     Stock options:
     All options are set to expire 10 years from the date of grant. The Company has authorized options to purchase 1,141,000 common shares since the inception of the plan, and amended the plan in 2005 to authorize an additional 300,000 options for a total of 1,441,000 options. At October 31, 2005, 241,400 remain outstanding (2004 - 542,700) at prices ranging from Cdn. $6.00 to $13.44 per share. At year end, the weighted average remaining contractual life of the outstanding options was 5.30 years (2004 - 3.24 years; 2003 - 3.77 years) and 147,550 (2004 - 472,594; 2003 - 769,264)
     options were exercisable at prices ranging from Cdn. $6.00 to $13.44 per share.

----------------------------------------------------------------------------------------------------------------------
                                               Options                                 Average exercised price ($Cdn.)
                                      ----------------------------------------   -------------------------------------
                                          2005          2004         2003               2005         2004        2003
----------------------------------------------------------------------------------------------------------------------
Outstanding, beginning of year              542,700       868,750     837,650         $ 6.54       $ 6.34      $ 6.00
Granted                                     102,400             -      55,700          10.65            -       11.28
Exercised                                  (348,900)     (321,850)    (23,200)         (6.00)       (6.00)      (6.00)
Forfeited                                   (54,800)       (4,200)     (1,400)         (9.50)       (8.66)      (6.00)

----------------------------------------------------------------------------------------------------------------------
Outstanding, end of year                    241,400       542,700     868,750         $ 8.33       $ 6.54      $ 6.34
======================================================================================================================




     The following table summarizes information about stock options outstanding at October 31, 2005:

------------------------------------------------------------------------------------------------------------------------
                                                    Options outstanding                          Options exercisable
                                         ------------------------------------------        ---------------------------
Exercise prices ($Cdn.)                      Number       Weighted          Weighted          Number         Weighted
                                          outstanding      average          average         exercisable       average
                                                          remaining         exercise                         exercise
                                                         contractual     price ($Cdn.)                      price  ($
                                                        life (years)                                            Cdn.)
----------------------------------------------------------------------------------------------------------------------
$6.00                                           123,300          2.36      $  6.00               110,786      $  6.00
$6.82                                             7,000          6.42         6.82                 3,500         6.82
$9.60                                             2,800          7.50         9.60                 1,400         9.60
$10.00                                           24,500          7.42        10.00                12,250        10.00
$10.65                                           62,400          9.21        10.65                 9,984        10.65
$12.60                                            1,400          7.83        12.60                   630        12.60
$13.44                                           20,000          7.75        13.44                 9,000        13.44
----------------------------------------------------------------------------------------------------------------------

                                               Assumptions
     ----------------------------------------------------------------------------------------------------
                                           Expected    Risk-free       Weighted   Expected       Vesting
                                          voltaility   interest         average     life         period
                                                         rate        fair value
     ----------------------------------------------------------------------------------------------------
     Options granted:
              2005                                23%       3.54%          3.54       9            5
              2004                               No options granted
              2003                                80%       4.00%          9.17      10            5

     ----------------------------------------------------------------------------------------------------


     During the year, the Company, using the assumptions in the table above and the Black-Scholes option-pricing model, recognized stock-based compensation expense of $129 (2004- $83, 2003 - $nil). This amount was credited to contributed surplus.

12.  (Loss) income per share:

     The following table sets forth the calculation of basic and diluted income per share:

     -------------------------------------------------------------------------------------------------------------------
                                                                    2005                  2004                  2003
     -------------------------------------------------------------------------------------------------------------------
     Numerator:
         Net (loss) income, before extraordinary gain            $ (15,669)            $  (1,005)              $  4,730
         Convertible note charge (note 5)                             (158)                 (164)                 (103)
     ------------------------------------------------------------------------------------------------------------------
         Net (loss) income available to common
          shareholders before extraordinary gain                   (15,827)               (1,169)                 4,627
         Extraordinary gain, net of tax                                  -                   948                      -
     ------------------------------------------------------------------------------------------------------------------
      Net (loss) income available to common
          shareholders                                           $ (15,827)             $   (221)              $  4,627
     ==================================================================================================================
     Denominator:
         Weighted average number of
          shares outstanding                                     6,673,370             6,130,264             6,113,022
         Effect of dilutive securities:
          Employee stock options*                                        -                     -               340,653
          Convertible note*                                              -                     -               598,802

     ------------------------------------------------------------------------------------------------------------------
     Weighted average shares - diluted*                          6,673,370             6,130,264             7,052,477
     ==================================================================================================================

     * Excludes the effects of 241,400 (2004 - 542,700) stock options to purchase common shares and the potential issuance of 598,802 (2004 -
     598,802)common shares upon conversion of the convertible note that are anti-dilutive.

     Net loss) income per share (based on income before
        extraordinary gain):
          Basic                                                   $  (2.37)             $  (0.19)             $   0.76
          Diluted                                                 $  (2.37)             $  (0.19)             $   0.66

     ==================================================================================================================

     Net   (loss) income per share (based on income after
       extraordinary gain):
          Basic                                                   $  (2.37)             $  (0.04)             $   0.76
          Diluted                                                 $  (2.37)             $  (0.04)             $   0.66

     ==================================================================================================================

13.  Income taxes:

    ---------------------------------------------------------------------------------------------------------------
                                                               2005                     2004                  2003
     ---------------------------------------------------------------------------------------------------------------
     Current income taxes (recovery):
       U.S. federal                                       $    (661)              $   (1,465)              $  1,330
       U.S. state                                               155                       62                    243
       Canada                                                (1,238)                     (32)                   783
       -------------------------------------------------------------------------------------------------------------
                                                             (1,744)                  (1,435)                 2,356
     Future income taxes (recovery):
       U.S. federal                                          (2,060)                   1,262                    227
       U.S. state                                               (94)                      81                     43
       Canada                                                  (357)                      53                    359
     ---------------------------------------------------------------------------------------------------------------

                                                             (2,511)                    1,396                   629

     ---------------------------------------------------------------------------------------------------------------
                                                         $   (4,255)               $     (39)              $  2,985
     ===============================================================================================================



     The Company's income tax expense (recovery) differs from the amount that would have resulted by applying Canadian statutory tax rate of approximately 36.1% (2004- 36.1%; 2003-36.6%) to income as described below:

     -----------------------------------------------------------------------------------------------------------------
                                                                   2005                     2004                  2003
     -----------------------------------------------------------------------------------------------------------------
     Income tax (recovery) expense calculated
       using statutory tax rates                           $   (7,192)               $    (377)              $  2,824
     Non-deductable amounts                                        89                       35                    102
     Manufacturing and processing
       profits deduction (increase)                               214                       15                    (90)
     Foreign earnings subject to different
       tax rates                                                 (345)                     198                      -
     Valuation allowance taken                                  3,441                        -                      -
     Large Corporations Tax                                         -                       85                     77
     Other                                                      (462)                        5                     72
     -----------------------------------------------------------------------------------------------------------------
                                                           $   (4,255)               $     (39)              $  2,985
     =================================================================================================================

     A summary of the principal components of future tax assets and liabilities calculated in accordance with Canadian accounting principles at October 31 is as follows:

     ---------------------------------------------------------------------------------------------------------------
                                                                                        2005                  2004
     ---------------------------------------------------------------------------------------------------------------
     Current future tax assets:
       Donations                                                                     $      8                $   30
       Inventory                                                                          184                   442
       Accounts Payable and Accrued Liabilities                                         1,328                 1,104
       -------------------------------------------------------------------------------------------------------------
                                                                                        1,520                 1,576
       Valuation allowance                                                               (98)                     -
       -------------------------------------------------------------------------------------------------------------
                                                                                        1,422                 1,576
       -------------------------------------------------------------------------------------------------------------

     Non-current future tax assets:
       Intangible and other assets                                                        248                    31
       Property, Plant and Equipment                                                    1,236                     -
       Non-capital losses carried forward                                               3,169                   711
       Capital losses carried forward                                                      58                    26
       Corporate R&D and minimum tax credit                                               337                   156
       Other long term liabilities                                                         86                     -
       Long-term debt                                                                     479                   657
       -------------------------------------------------------------------------------------------------------------
                                                                                        5,613                 1,581
       Valuation allowance                                                             (3,644)                 (301)
       -------------------------------------------------------------------------------------------------------------
                                                                                        1,969                 1,280
       -------------------------------------------------------------------------------------------------------------
                                                                                        3,391                 2,856

     Non-current future tax liabilities:
       Plant, Property & Equipment                                                     (3,127)               (4,428)
       Long-term debt                                                                    (563)                 (426)
       Intangible and other assets                                                        (30)                    -
       -------------------------------------------------------------------------------------------------------------
                                                                                       (3,720)               (4,854)
       -------------------------------------------------------------------------------------------------------------

     ---------------------------------------------------------------------------------------------------------------
     Net future tax assets (liabilities)                                             $   (329)             $ (1,998)
     ===============================================================================================================

     The Company has recorded future tax assets of $3,391 after a valuation allowance of $3,742 is taken into consideration. The valuation allowance is primarily for accumulated tax losses in the Pool products segment, and is due to the uncertainty of this division generating sufficient taxable income to fully utilize these losses. In order to fully realize the remaining future income tax assets, the Company needs to generate future taxable income of approximately $9,388. Based on projections of future taxable income over the periods in which the future income tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of the future tax assets, net of the existing valuation allowance.

     The Company and its subsidiaries have non-capital losses carried forward of $5,002. These non-capital losses have expiry dates ranging from 2010 to 2015. The Company has recorded a valuation allowance of $1,089 against $3,204 of these loses to recognize those losses, which it does not expect to utilize. In addition to these losses, one of the Company's U.S. subsidiaries has federal non-capital losses carried forward of $1,328, of which $1,222 is restricted and becomes available to be utilized at the rate of $106 each year from 2006 to 2017. The Company has recorded a valuation allowance of $192 against these losses. Some of the Company's U.S. subsidiaries also have state non-capital losses carried forward resulting in a future tax asset of $270, which have expiry dates ranging from 2015 to 2025.



14.  Commitments:

     The Company has office and warehouse facilities under operating leases and computer equipment under capital leases. Rental expenses for all operating leases for the year totalled $3,175 (2004 - $2,925).

     Future minimum rental payments to be made for all non-cancellable operating leases are as follows:

     ------------------------------------------------------------------
     2006                                                     $ 3,171
     2007                                                       2,758
     2008                                                       2,331
     2009                                                       2,137
     2010                                                       1,924
     Thereafter                                                 5,980
     ------------------------------------------------------------------
                                                             $ 18,301
     ==================================================================

     Minimum lease payments for capital leases in aggregate and for the next five years are as follows:

     ---------------------------------------------------------------------------
                                                              Obligations under
                                                              Capital lease
                                                              -----------------
     2006                                                     $     50
     2007                                                           58
     2008                                                           58
     2009                                                           48
                                                                -------
     Total minimum lease payment                              $    214
     Interest included in minimum payments at 8.34%                 24
                                                                -------
     Present value of net minimum lease payments                   190
     Less: Current portion                                          39
                                                                -------
                                                              $    151
                                                                =======




     At October 31, 2005, the Company had commitments of $584 (2004-$920) related to the completion of machinery and equipment under construction.

     During 2005 the Company entered into a joint venture agreement, which requires the Company to invest up to $550 for capital equipment and working capital over a two year period. No costs were incurred in 2005.


15.  Contingencies:


     In the course of operations, the Company may be subject to litigation and claims. It is not possible to determine the amounts that may be ultimately assessed against the Company with respect to any existing or potential claims.


16.  Related party transactions:


     The Company is party to certain agreements and transactions in the normal course of business with shareholders and companies related by common ownership.

     Management fees of Cdn $205 (U.S. $168) (2004 - U.S. $155) were paid or accrued to a company of which a director and officer is related to a director and significant shareholder of Polyair Inter Pack Inc. This transaction was measured at the amount agreed to by the parties.

     Under this agreement, the Company is committed to pay an annual management fee of Cdn $205 until July 1, 2009.


     Effective April 28, 2004 the Company entered into a put/call agreement with an entity controlled by a director and significant shareholder of the Company ("the purchaser"). Under the terms of the agreement, at any time on or before March 27, 2005, the purchaser may require the Company to sell a property that has industrial contamination to the purchaser or the Company may require the purchaser to buy the property for a price of Cdn. $3 million (U.S. $2.5 million). The purchase price will be paid in cash of Cdn $2.5 million and by the take-back of a 5 year, non-interest bearing mortgage of Cdn $0.5 million (U.S. $0.4 million), of which the principal amount may be reduced by any amount spent on environmental remediation of the property in excess of U.S. $0.3 million. The purchaser's ability to offset environmental costs against this mortgage does not constitute the Company's continuing involvement. In addition, upon execution of the put/call agreement, the Company is committed to enter into a leaseback transaction with the related party purchaser, whereby the Company will lease the property for an initial term of 10 years with a five-year renewal option, which can be exercised by either party. Any gain recorded will be reduced by the potential offset (Cdn $0.5 million) that the purchaser can claim for remediation costs. The gain recognized will be deferred and amortized over the term of the lease. An independent committee of the board of directors approved this transaction and conveyance of the property is subject to the approval of the Company's operating lenders.


     In September 2004, the purchaser exercised the call on the property, however title to the property was not conveyed at that time, as the Company's lenders had not provided their consent. The Company has accrued for estimated potential environmental remediation costs.


17.  Financial instruments:

     The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, long-term debt, and working capital credit facility. The Company periodically uses derivative financial instruments, including future contracts to manage its foreign currency exposures. At October 31, 2005, the Company had no outstanding commitments.

     The fair values of the Company's financial instruments are as follows:


     (a)  Short-term financial assets and liabilities:

     Short-term financial assets and liabilities are amounts that are expected to be settled within one year. The carrying amounts in the consolidated balance sheets approximate the fair value because of the short-term nature of these instruments.

     (b)  Long-term debt:

     Long-term debt includes term loans and debenture loans that are not expected to be settled within one year. The carrying values of long-term debt approximates fair values as the interest rates charged on this debt approximate market rates for debt with similar terms and conditions.



18.  Segmented information:

     The Company manufactures and markets packaging and pool products. The Company operates principally in the United States, Canada and Europe.

     By geographic region:

     ---------------------------------------------------------------------------------------------------------------
                                                               2005                     2004                  2003
     ---------------------------------------------------------------------------------------------------------------
     Sales:
       United States                                      $  140,792               $  137,968             $ 112,925
       Canada                                                 42,584                   40,665                27,077
       Europe                                                 12,798                   13,023                 2,774
     ---------------------------------------------------------------------------------------------------------------
                                                          $  196,174               $  191,656             $ 142,776
     ---------------------------------------------------------------------------------------------------------------

     Property, plant and equipment and goodwill:
       United States                                       $  20,746               $   23,345              $ 24,426
       Canada                                                 18,927                   20,257                14,109
     ---------------------------------------------------------------------------------------------------------------
                                                           $  39,673               $   43,602              $ 38,535
     ---------------------------------------------------------------------------------------------------------------

     By operating segment:

     ---------------------------------------------------------------------------------------------------------------
                                                              2005                     2004                  2003
     ---------------------------------------------------------------------------------------------------------------
     Sales
       Packaging products                                  $ 117,266                $ 104,586              $ 89,540
       Pool products                                          78,908                   87,070                53,236
     ----------------------------------------------------------------------------------------------------------------
                                                           $ 196,174                $ 191,656              $142,776
     ================================================================================================================

     In 2005, pool products segment sales include sales of $13,100 to one customer (2004-$18,900). These sales accounted for 16.6% (2004-21.7%) of the pool segment revenues.

     ---------------------------------------------------------------------------------------------------------------
     Depreciation and amortization
       Packaging products                                  $   7,935                $   5,948              $  4,772
       Pool products                                             690                    1,283                 1,153
     ---------------------------------------------------------------------------------------------------------------
                                                           $   8,625                $   7,231              $  5,925
     ===============================================================================================================

     (Loss) Income before net interest expense and
       other, and income taxes
       Packaging products                                  $   2,542                $  11,779              $ 10,684
       Pool products                                          (9,516)                  (3,959)                3,701
       Corporate expenses                                     (6,442)                  (6,763)               (5,075)
     ---------------------------------------------------------------------------------------------------------------
                                                           $ (13,416)                $  1,057              $  9,310
     ===============================================================================================================

     Non-recurring gains (net of tax)
       Packaging products                                  $       -                 $      -               $     -
       Pool products                                                                    1,318
                                                                   -                                              -
     ---------------------------------------------------------------------------------------------------------------
                                                           $       -                $   1,318              $      -
     ===============================================================================================================

     Total assets:
       Packaging products                                  $  70,062                $  67,090              $ 57,855
       Pool products                                          31,302                   54,395                42,686
     ---------------------------------------------------------------------------------------------------------------
                                                           $ 101,364                $ 121,485              $100,541
     ===============================================================================================================

     Capital expenditures:
       Packaging products                                  $   5,134                $   6,396              $  7,293
       Pool products                                             799                    3,668                 1,653
     ---------------------------------------------------------------------------------------------------------------
                                                           $   5,933                $  10,064              $  8,946
     ===============================================================================================================

19.  Interest in joint ventures:

     In August 2002, the Company entered into an agreement to establish a joint venture to produce cross linked foam. These consolidated financial statements reflect the Company's proportionate interest in the joint venture's assets and liabilities. During fiscal 2003, the joint venture began producing and selling inventory. In general, liabilities of joint ventures are secured by pledges of related assets. As a participant in the venture, the Company may be liable for other participants' share of liabilities should they not be able to satisfy them, as well as its own share.


     The following amounts included in the consolidated financial statements represent the Company's proportionate interest in the joint venture at the end of the year:

     --------------------------------------------------------------------------------------------
                                                                    2005                   2004
     --------------------------------------------------------------------------------------------
     Current assets                                             $   1,047               $    847
     Property, plant and equipment and other assets                 1,395                  1,384
     Current liabilities                                            (927)                  (939)
     Current portion of long-term debt                              (146)                  (123)
     Long-term debt                                                 (283)                  (426)
     --------------------------------------------------------------------------------------------
     Net assets                                                 $   1,086               $    743
     ============================================================================================
     Revenues                                                   $   2,756               $   2,111
     Expenses                                                       2,568                  1,991
     --------------------------------------------------------------------------------------------
     Net income                                                 $     188               $    120
     ============================================================================================
     Cash flows:
             From operating activities                          $     135               $    374
             From investing activities                               (97)                   (55)
             From financing activities                              (102)                  (134)
             Effect on foreign currency translation                  (14)                     11
    ---------------------------------------------------------------------------------------------
     Net cash flows                                             $    (78)               $    196
    =============================================================================================
    Due from joint venture (note 8)                             $    765                $    711

     During 2005, the Company entered into an agreement to establish another joint venture for the production of a special type of film for protecting electronic and other metallic components subject to environmental corrosion. Under the terms of the agreement, the Company is required to jointly fund the start-up and capital equipment requirements of the venture, for a total of $1,100, of which the Company is responsible for $550.


20.  Extraordinary gain:

     The extraordinary gain in 2004 reflects negative goodwill resulting from the finalization of acquisition contingencies related to the acquisition of the Atlantic/Jacuzzi assets in 2003.



21.  Net interest expense and other:

     ---------------------------------------------------------------------------------------------------------------------
                                                                        2005                    2004                2003
     ---------------------------------------------------------------------------------------------------------------------
     Interest expense on long-term debt                            $   1,292               $     909            $  1,088
     Other interest expense, net                                       2,350                   1,843                 513
     Non-controlling interest                                              -                     (35)                 (6)
     Gain on sale of equipment                                             -                    (616)                  -
     Impairment of property, plant and equipment                       2,866                       -                   -
     --------------------------------------------------------------------------------------------------------------------
     Net interest expense and other                                $   6,508               $   2,101            $  1,595
     ====================================================================================================================


22.  Research and development:

     In September 2003 the Company entered into an agreement to cooperate in the research and development, production and marketing of certain packaging systems. During 2005 the Company incurred $250 (2004 - $400) in related research costs. These costs were expensed in the determination of net income. Upon the successful completion and marketing of the product, the Company and its business partner would be jointly and severally liable to repay a research grant in the amount of $850 that was provided to them by a government agency, and which has been netted against the research costs expensed. The repayments of this grant would be calculated based on a percentage of revenues earned from the sale of the developed product and would be accrued at that time. The amount to be repaid is indexed to the Consumer Price Index in the U.S., and could increase up to 150% of the original amount provided based on the length of time required to repay.

23.  Comparative figures:

     The 2003 and 2004 Consolidated Financial Statements have been reclassified from statements previously presented to conform to the presentation of the 2005 Consolidated Financial Statements.


24.  Subsequent events:

     a. In December 2005, the Company closed its film manufacturing facility in Toronto as the final step of a two year long process to consolidate three smaller manufacturing facilities into a single plant. The Company estimates that it would be required to incur approximately $150 to remove production equipment from this facility, which is expected to be completed by the end of the first quarter of 2006. These costs will be incurred in the first quarter of 2006 by the Packaging products segment.


     During 2005 the Company retained the services of an investment banking firm to advise it on its financing requirements and to review its business in order to improve the return to its shareholders. Based on this review the Company concluded that it should consider a potential sale of its non-packaging businesses. The Company has begun a process to allow prospective purchasers of the Pool Division to submit a firm offer for the assets of this division. Subsequent to year end the Company has received expressions of interest that are subject to due diligence and financing. The offers indicate that certain assets would be sold for lower than their carrying amounts. To the extent a satisfactory offer is received and a sale occurs the Company will operate with its Packaging Division as its principal business. Management expects that the outcome of this sale process will be known in the next few months. Accordingly, at that time, the assets and liabilities of the Pool products segment will be classified as discontinued operations in fiscal 2006.

     The carrying amounts of the Pool products segment assets and liabilities, are as follows:

                                                              As at         As at
                                                            October 31,    October  31,
                                                              2005          2004
                                                          -----------------------------
Current assets                                               28,652         41,772
Property, plant and equipment and intangible assets           1,742          4,298
Future income tax assets                                        738              -
Current liabilities                                         (19,731)       (22,789)
Future income tax liabilities                                   (83)          (232)


     b. In March 2006, the Company's lenders agreed in principle to further amend the first quarter 2006 financial covenants and to extend the $5 million temporary working capital line, which otherwise became due on February 28, 2006, to May 15, 2006 on the basis that the Company continue to pursue the sale of its non-packaging assets.

25.  Generally accepted accounting principles in Canada and the United States:

     The consolidated financial statements have been prepared in accordance with GAAP in Canada, which differ in certain material respects from the principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States.

     The consolidated balance sheets and statements of income and shareholders' equity presented below include the effect of these principal differences, as described in this note.

     Balance sheet:

     -------------------------------------------------------------------------------------------
                                                                 2005                   2004
     -------------------------------------------------------------------------------------------
     Current assets                                          $  57,846               $  75,155
     Long-term assets, net                                      43,518                  46,330
     ------------------------------------------------------------------------------------------
                                                             $ 101,364               $ 121,485
     ==========================================================================================
     Current liabilities (a)                                 $  73,089               $  59,962
     Long-term obligations and other (a)                         7,922                  28,010
     Equity (a)                                                 20,353                  33,513
     ------------------------------------------------------------------------------------------
                                                             $ 101,364               $ 121,485
     ==========================================================================================

     Statement of income and comprehensive income:

     --------------------------------------------------------------------------------------------------------------------
                                                               2005                     2004              2003
     --------------------------------------------------------------------------------------------------------------------
     Net (loss) income  - Canadian GAAP                       $  (15,669)               $     (57)           $  4,730
     U.S. GAAP Adjustments re:
            Convertible note (a)                                     560                    1,068                (681)
            Related tax impact (a)                                   194                      (34)                (12)
     -------------------------------------------------------------------------------------------------------------------

     Net (Loss) income - U.S. GAAP                               (14,915)                     977               4,037

     Other comprehensive gain:
            Foreign currency translation
             adjustments (b)                                         (44)                   1,647               1,235
     -------------------------------------------------------------------------------------------------------------------
     Comprehensive (loss) income                              $  (14,959)               $    2,624             $  5,272
     ===================================================================================================================



25. Generally accepted accounting principles in Canada and the United States (continued):

     Shareholders' equity:

     -------------------------------------------------------------------------------------------
                                                                   2005                 2004
     -------------------------------------------------------------------------------------------
     Shareholders' equity based on Canadian GAAP               $   23,713             $ 37,457

     Reclassification of convertible note (a)                      (4,343)              (4,081)

     Cumulative net income adjustment relating
         to convertible note (a)                                    1,095                  341

     Reversal of accretion charges (a)                                425                  267

     Reclassification of foreign exchange related
         to convertible note (a)                                     (537)                (471)

     -------------------------------------------------------------------------------------------
     Shareholders' equity based on U.S. GAAP                   $   20,353             $ 33,513
     ===========================================================================================

     (a)  Convertible note:

     Under Canadian GAAP, the Company recorded the present value of the principal amount of the convertible debt as equity and recorded accretion charges to retained earnings (note 5). Under U.S. GAAP, the convertible debt should be recorded in its entirety as a long-term liability with all related interest charges and foreign exchange gains/losses, net of tax, recorded in the income statement. In addition, under U.S. GAAP, the holder's conversion option would be considered an embedded derivative, and would be fair valued at the end of each period, with changes in the fair value being recorded as a charge/(credit) to income.


     (b)  Comprehensive income:

     In applying SFAS No. 130, "Reporting Comprehensive Income," comprehensive income would have been arrived at by adjusting net income for the change in the foreign currency translation amount during the year.

25. Generally accepted accounting principles in Canada and the United States (continued):


     (c)  Stock-based compensation plans:

     United States accounting principles allow, but do not require companies to record compensation cost for stock option plans at fair value. Effective November 1, 2002 the Company adopted the fair value method of accounting for stock options issued subsequent to that date.

     The Company has chosen to continue to account for stock options issued prior to November 1, 2002 using the intrinsic value method as permitted under United States accounting principles. The United States pronouncement does, however, require the disclosure of pro forma income and income per share information as if the Company had accounted for its employee stock options issued prior to November 1, 2002 under the fair value method. Accordingly, the fair value of these options has been estimated at the date of grant using a Black-Scholes option pricing model and the pro-forma impact on net income is as follows:

                                                              2005                  2004               2003
     ----------------------------------------------------------------------------------------------------------------
     Net (Loss) income - U.S. GAAP                       $(14,915)              $   977              $  4,037
     Compensation cost                                       (375)                 (161)                 (184)

     ----------------------------------------------------------------------------------------------------------
     Pro forma (loss) net income  - U.S. GAAP            $(15,290)              $   816              $  3,853
     ==========================================================================================================

     Income (loss) per share - U.S. GAAP
       Basic                                             $  (2.24)              $  0.16               $  0.66
       Diluted                                              (2.24)                 0.14                  0.57
     Pro forma (loss) income per share
       Basic                                                (2.29)                 0.13                  0.63
       Diluted                                              (2.29)                 0.12                  0.55
     ----------------------------------------------------------------------------------------------------------


     (d)  Interest in joint venture:

     Canadian GAAP requires the proportionate consolidation of interests in joint ventures. Proportionate consolidation is not permitted under U.S. GAAP and interests in joint ventures are accounted for on the equity basis. However, as allowed by the Securities and Exchange Commission ("SEC"), reclassification is not required in a SEC filing when specified criteria are met and information disclosed. These criteria have been met and the information is disclosed in note 19.

25. Generally accepted accounting principles in Canada and the United States (continued):

     (e)  New United States recent accounting pronouncements:

          (i)  In December 2004, the FASB issued FASB Statement No. 123 (revised
               2004), Share-Based Payment, which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. This Statement is a revision to Statement 123 and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This Statement will require measurement of the cost of employee services received in exchange for stock compensation based on the grant-date fair value of the employee stock options. Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized. The Company will adopt this Statement on November 1, 2005 under the modified prospective method of application. Under that method, the Company will recognize compensation costs for new grants of share-based awards, awards modified after the effect date, and the remaining portion of the fair value of the unvested awards at the adoption date. The Company estimates that the adoption of Statement 123R will not have a significant effect on the Company's financial statements in 2006.

          (ii) In December 2004, the FASB issued FASB Statement No. 153, Exchanges of Non-monetary Assets, which eliminates an exception in APB 29 for recognizing non-monetary exchanges of similar productive assets at fair value and replaces it with an exception for recognizing exchanges of non-monetary assets at fair value that do not have commercial substance. This Statement will be effective for the Company for non-monetary asset exchanges occurring on or after November 1, 2005. The adoption of this Statement will not have a significant effect on the Company's financial statements.

          (iii) In May 2005, the FASB issued FASB Statement No. 154, Accounting Changes and Error Corrections. Statement 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle. This statement will be effective for the Company for all accounting changes and any error corrections occurring after November 1, 2005.